Ultra Series Fund, report dated December 31, 2004:

Changes in Independent Accountant:

On June 8, 2004, PricewaterhouseCoopers LLP resigned as independent registered public accountants for the Ultra Series Fund (the "Fund").
The Funds' board of directors, upon the recommendation of the audit committee, appointed Deloitte & Touche LLP as independent accountants for the Funds on August 26, 2004 for the 2004 fiscal year. The reports of PricewaterhouseCoopers LLP on the Funds' financial statements for either of the fiscal years ended December 31, 2003 and December 31, 2002, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the Funds' fiscal years ended December 31, 2003 and December 31, 2002, and during the period from December 31, 2003 through June 8, 2004, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.


The Ultra Series Fund has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated
February 22, 2005, is filed as an exhibit to this form NSAR.